EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of the 30th day of August, 2013, between Genworth Financial Asset Management Funds, a Delaware statutory (the “Trust”), on behalf of its Genworth Financial Contra Fund series (the “Fund”), and Genworth Financial Wealth Management, Inc., a California corporation (the “Advisor”).

WHEREAS, the Advisor entered into an Investment Advisory Agreement with the Trust, dated January 30, 2006 and as amended on July 11, 2013 (the “Old Advisory Agreement”) on behalf of the Fund, pursuant to which the Advisor provided, or arranged for the provision of, investment advisory and management services for the Fund, and for which it was compensated through payment of a management fee based on the average daily net assets of the Fund; and

WHEREAS, the Trust and the Advisor determined that it was appropriate and in the best interests of the Fund and its shareholders to limit the total expenses of the Fund of the Trust pursuant to an Expense Waiver and Reimbursement Agreement dated September 23, 2009 (the “Old Expense Waiver and Reimbursement Agreement”); and

WHEREAS, in connection with a change in ownership of the Advisor effective on the date first written above, the Old Advisory Agreement and the Old Expense Waiver and Reimbursement Agreement each terminated automatically as required under the Investment Company Act of 1940, as amended and/or by their terms; and

WHEREAS, the Board of Trustees and shareholders of the Trust have each approved a new Advisory Agreement (the “New Advisory Agreement”) with the Advisor effective as of the date first written above to replace the Old Advisory Agreement, and the Board of Trustees of the Trust also approved this Agreement to replace the Old Expense Waiver and Reimbursement Agreement, and the parties hereto desire to enter into this Agreement so that the Advisor may continue to limit the total expenses of the Fund; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to continue to limit the total expenses of the Fund as described herein.

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver and/or Expense Payments by the Advisor.  The Advisor agrees to reduce or waive all or a portion of its management fees and, if necessary, to bear certain other operating expenses of the Fund (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to limit the ratio of expenses to average daily net assets of the Fund to no more than 1.75% on an annual basis (excluding any taxes, interest, brokerage fees, securities lending expense offset amounts, acquired fund fees and expenses or non-routine expenses).

2.
Duty of Fund to Reimburse.  In exchange for the Advisor’s agreement to subsidize Fund expense levels, the Trust, on behalf of the Fund, agrees to cause the Fund to reimburse the Advisor in later periods for any management fees reduced or waived by the Advisor, or any Fund expenses borne by the Advisor, pursuant to paragraph 1, to the extent such reimbursement can be made without causing the Fund’s annualized expense ratio to exceed 1.75%; provided, however, that the Fund is not obligated to reimburse the Advisor for any such reduced or waived management fees, or expenses borne, more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne.  The Trust’s Board of Trustees shall review quarterly any reimbursement paid to the Advisor with respect to the Fund in such quarter.

3.	Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

4.
Duration and Termination.  This Agreement shall become effective on the date first written above and shall continue in effect for an initial period ending on January 31, 2015 and then shall continue from year to year thereafter upon mutual agreement of the Trust and the Advisor.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Trust.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Genworth Financial Asset Management Funds	Genworth Financial Wealth Management, Inc.

By: /s/ Carrie E. Hansen	By: /s/ Gurinder S. Ahluwalia

Name & Title: Carrie E. Hansen, President	Name & Title: Gurinder S. Ahluwalia, President and CEO